Exhibit 99.1

NIO Inc. Files Its Annual Report on Form 20-F

SHANGHAI, April 2, 2019 (GLOBE NEWSWIRE) – NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium electric vehicle market, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on April 2, 2019 U.S. Eastern Time. The annual report can be accessed on the Company’s investor relations website at https://ir.nio.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations Department, NIO Inc., Building 20, No. 56 AnTuo Road, Jiading District, Shanghai, 201804 People’s Republic of China.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

For more information, please visit: http://ir.nio.com.

For investor and media inquiries, please contact:

NIO Inc.
Jade Wei
Tel: +86-21-6908-3681
Email: ir@nio.com

Heather Diwu
Tel: +86-10-5687-4108
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-5730-6201
Email: nio@tpg-ir.com